THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE
     902(g) OF REGULATION S-T

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934

                               (Amendment No.        )*


                                    WARNACO GROUP
                                   (Name of Issuer)


                                        COMMON
                            (Title of Class of Securities)


                                      934390105
                                    (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (10-88)












     13G

     CUSIP No.  934390105                                            Page  2  Of
     5

     1    NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Kemper Financial Services, Inc.
               36-2693816

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               (a)  [ ]
               (b)  [X]

     3    SEC USE ONLY



     4    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER


     6    SHARED VOTING POWER
               Same number as in number 9

     7    SOLE DISPOSITIVE POWER


     8    SHARED DISPOSITIVE POWER
               Same number as in number 9

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,703,600

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               5.22%

     12   TYPE OF REPORTING PERSON *
               IA


     * SEE INSTRUCTIONS BEFORE FILLING OUT!


















































































     13G

                                                                 Page  3  Of  5
     Item 1.

          (a)  Name of Issuer:
                    WARNACO GROUP

          (b)  Address of Issuer's Principal Executive Offices:
                    90 PARK AVENUE
                    NEW YORK, NY 10016

     Item 2.

          (a)  Name of Person Filing:
                    KEMPER FINANCIAL SERVICES, INC.

          (b)  Address of Principal Business Office:
                    120 SOUTH LASALLE STREET
                    CHICAGO, IL  60603

          (c)  Citizenship:
                    DELAWARE

          (d)  Title of Class of Securities:
                    COMMON

          (e)  CUSIP Number:
                    934390105

     Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ] Insurance Company as defined in Sections 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(H)













     Item 4. Ownership                                           Page  4  Of  5

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:     2,703,600


          (b)  Percent of Class:     5.22%


          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii) shared power to vote or to direct the vote
                    2,703,600
               (iii) sole power to dispose or to direct the disposition of

               (iv) shared power to dispose or to direct the disposition of
                    2,703,600

     Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                     [NONE KNOWN]

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                   [NOT APPLICABLE]












                                                                 Page  5  Of  5

     Item 8.  Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                   [NOT APPLICABLE]

     Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be file, if required, by members of the group, in their individual capacity. See Item 5.

                                   [NOT APPLICABLE]


     Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  2/14/96
                                  -----------------------------------------
                                  Date
                                  /s/ Paul J. Carter
                                  -----------------------------------------
                                  Signature

                                  Paul J. Carter, Vice President
                                  -----------------------------------------
                                  Name/Title




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